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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                           Tecumseh Products Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class B Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  878895 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Todd W. Herrick, 100 East Patterson Street, Tecumseh, MI 49286
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 26, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 878895 10 1
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                                Todd W. Herrick
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    21,906
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,440,075
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    21,906
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,440,075
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,461,981
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.8
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         Security: Class B Common Stock, $1.00 Par Value ("Class B Stock")

         Issuer: Tecumseh Products Company, a Michigan corporation ("Tecumseh")

         Issuer's principal executive office:       100 East Patterson Street
                                                    Tecumseh, Michigan 49286

ITEM 2.  IDENTITY AND BACKGROUND

         (a)   My name is Todd W. Herrick

         (b) My business address is 100 East Patterson Street, Tecumseh, Michigan 49286

         (c) I am the Chairman, President and Chief Executive Officer of Tecumseh. The principal address of Tecumseh at which my employment is conducted is the same as given in response to Item 2(b).

         (d) During the last five years I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, I have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which I was or am subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   I am a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On April 13, 1989, I was elected one of five trustees of Herrick Foundation, a Michigan non-profit corporation, and the owner of 1,367,525 shares of Class B Stock of Tecumseh. Since that date, two trustees of Herrick Foundation have resigned leaving three trustees. At the time of my election and for many years thereafter, I did not believe that I should be considered as having shared voting or dispositive power over the shares held by Herrick Foundation merely because I was one of its trustees. However, in view of changes that have occurred since my election, including particularly the February 26, 2003 resignation of Kenneth G. Herrick (my father and one of the other trustees of Herrick Foundation) from his position as Chairman and a director of Tecumseh and my election as Tecumseh's Chairman, I have now decided that it would be appropriate to make this filing. No funds or other consideration were involved.

         I am also a member of the Board of Trustees of Howe Military School, the owner of 72,550 shares of Class B Stock. No funds or other consideration were involved.

ITEM 4.  PURPOSE OF  TRANSACTION

         My purpose in serving as one of the trustees of Herrick Foundation is to take part in the management of its charitable activities. In my capacity as a Director, Chairman, President and Chief Executive Officer of Tecumseh, I may from time to time be presented with or give consideration to proposals which include actions similar to those enumerated below. Except as described in the immediately preceding sentence, I have no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Tecumseh; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tecumseh or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Tecumseh or any of its subsidiaries; (d) any change in the present board of directors or management of Tecumseh, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Tecumseh;
(f) any material change in Tecumseh's business or corporate structure; (g) changes in Tecumseh's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Tecumseh by any person; (h) causing a class of securities of Tecumseh to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Tecumseh becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or (j) any action similar to any of those enumerated above. The foregoing notwithstanding, I intend to remain free to take such actions, including the making of such proposals, as I may from time to time deem appropriate in light of circumstances which might arise from time to time.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) I am the sole beneficial owner of 21,906 shares of the Class B Stock of Tecumseh.

         I am one of three trustees, the others being Kenneth G. Herrick and Michael A. Indenbaum, of Herrick Foundation, a Michigan nonprofit corporation, which is a "Private Foundation" as defined in the Internal Revenue Code of 1986, as amended. Herrick Foundation owns 1,367,525 shares of Class B Stock, or approximately 26.9% of the outstanding Class B Stock.

         I am a trustee of Howe Military School, a nonprofit educational institution, which owns 72,550 shares of Class B Stock, or approximately 1.4% of the outstanding Class B Stock.

         The total of the shares described above is 1,461,981 shares of Class B Stock, or approximately 28.8% of the outstanding Class B Stock

         Pursuant to Rule 13d-4 promulgated under the Act, I hereby expressly declare that the filing of this Schedule 13D shall not be construed as an admission that I, for the purposes of Section 13d or 13g of the Act, am the beneficial owner of any of the securities of Tecumseh covered by this


                              Schedule 13D-page 2
statement except the 21,906 shares of Class B Stock referred to in the first paragraph of this Item 5(a) and hereby expressly disclaim all beneficial ownership of any kind or character in, to or with respect to all or any of the balance of the Class B Stock referred to in this Statement.

         (b) I have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 21,906 shares of the outstanding Class B Stock. I have shared power to vote or direct the vote and to dispose or to direct the disposition of 1,440,075 shares of Class B Stock.

         Kenneth G. Herrick has a business address at 100 East Patterson Street, Tecumseh, Michigan 49286. Mr. Herrick is a citizen of the United States of America. Until, and for at least five years prior to, February 2003 Mr. Herrick served as the Chairman of the Board of Directors of Tecumseh. Mr. Herrick has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Herrick is one of three trustees, the others being Michael A. Indenbaum and Comerica Bank, of trusts for the benefit of himself and his descendants which trusts own 888,113 shares, or approximately 17.5% of the outstanding Class B Stock.

         Michael A. Indenbaum is a citizen of the United States of America, is and has for more than five years prior to the date hereof been a principal of Miller, Canfield, Paddock and Stone, P.L.C., a law firm organized as a Michigan professional limited liability company, with its principal business office at 150 West Jefferson Avenue, Detroit, Michigan 48226. Mr. Indenbaum has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Comerica Bank is a Michigan banking corporation with its principal business office at One Detroit Center, Detroit, Michigan 48275. Comerica Bank has not during the last five years been convicted in a criminal proceeding nor has it, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         I hereby expressly disclaim that I or any one or more of the above named persons constitute a "group" within the meaning of Section 13d-3 of the Act.

         (c) I have had no transactions in the Class B Stock of Tecumseh in the sixty days preceding the date of this Statement.


                              Schedule 13D-page 3

         (d) Herrick Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 1,367,525 shares of Class B Stock referred to in the second paragraph of subsection (a) of Item 5 of this Statement.

         Howe Military School has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 72,550 shares of Class B Stock referred to in the third paragraph of subsection (a) of
Item 5 of this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than those relationships with other members of the board of trustees of Howe Military School and the other trustees of Herrick Foundation and my oversight responsibilities to each of the foregoing, which are necessarily shared with the other trustees, and those oversight and managerial responsibilities that naturally arise from my position as a Director, Chairman, President, and Chief Executive Officer of Tecumseh, I have no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of Tecumseh, including but not limited to transfer or voting of any of the securities of Tecumseh, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

26 March, 2003
--------------------------------------------
Date

/s/ Todd W. Herrick
--------------------------------------------
Signature

Todd W. Herrick
--------------------------------------------
Name/Title




                              Schedule 13D-page 4